                                              Lynda Sullivan, CA, CPA
                                               Executive Vice President & Controller

November 27, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Manulife Financial Corporation Form 40-F for the Fiscal Year Ended December 31, 2011 Filed March 16, 2012 File No. 001-14942

Dear Mr. Rosenberg:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 16, 2012 regarding the above referenced filing on Form 40-F of Manulife Financial Corporation (the “Company”).

For convenience, the relevant staff comments from the letters dated September 13, 2012 and November 16, 2012 are reproduced below in bold immediately followed by the Company’s response in plain text.

Exhibit 99.1
Financial Statements
Risk Management and Risk Factors
Interest Rate and Spread Risk, page 39

Relevant excerpt from letter dated September 13, 2012:

3.
You state that a period of prolonged low interest rates could impact your ability to achieve business objectives.  Please provide us proposed disclosure to be included in MD&A, in future periodic reports that:

•	Quantifies the guaranteed minimum interest rates and
•	Discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows.

To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are

200 Bloor Street East, NT 10,Toronto, ON M4W 1E5 Tel: (416) 415-3993 Fax: (416) 926-6285 E-mail: lynda_sullivan@manulife.com	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Relevant excerpt from letter dated November 16, 2012:

Please refer to your response to our comment three:

As previously requested, provide us proposed disclosure to be included, in MD&A, in future periodic reports that quantifies the guaranteed minimum interest rates. The qualitative disclosures provided do not provide an investor sufficient information to ascertain the amount of products that are subject to guaranteed minimum interest.

Response:

We believe that our current disclosures, along with the changes we stated in our letter of October 11, 2012, provide investors the relevant information to understand our overall risk related to interest rate changes including risks associated with products that have guaranteed minimum interest rates.  For the reasons set forth below, we believe that any additional disclosure related specifically to products with guaranteed minimum interest rates would give such products disproportional emphasis to their overall impact on our results and would be potentially misleading to investors.  Our conclusions are based on the following information:

•
We, like all life insurance companies have exposure to interest rate risk with respect to general fund insurance products and guarantees on variable annuity products.  The interest rate risk associated with general fund insurance products is associated with all of the general fund products and not limited to products with minimum interest rate guarantees.  Insurance contract liabilities for products that contain minimum interest guarantees was approximately 13 per cent or $25 billion of the $190 billion of total general fund policyholder liabilities as at December 31, 2011.  When we include our segregated fund liabilities associated with variable annuity products in the total, the percentage of insurance contract liabilities for products that contain minimum interest rate guarantees is less than nine per cent.

•
Our accounting policy for policy liabilities is in accordance with the Canadian Asset Liability Method (“CALM”) standards established by the Canadian Institute of Actuaries and permitted under IFRS 4 “Insurance Contracts” (“IFRS 4”).  CALM reflects a “current” measurement method, under which assumptions are updated regularly and the effects of any changes in assumptions during the reporting period are recognized in the measurement of the policy liabilities and in income immediately.  These assumptions include interest rates.

•
In our risk management disclosures, we quantify the potential earnings sensitivity to changes in interest rates with respect to both our general fund products, which include products with guaranteed minimum interest rates, and our variable annuity product guarantees.  The disclosure reflects the potential immediate impact on earnings of changes in current interest rates and include a current measurement of the impact of investing and reinvesting all future cash flows at lower rates on the future financial position, results of operations and cash flows. See the table under the heading “Interest Rate and Spread Risk” on page 46 of our 2011 MD&A.

•	As disclosed on page 41 of our 2011 MD&A, we manage interest rate and other market risks on a portfolio basis with respect to our general fund liabilities.

•
Accordingly, a further breakdown of the interest rate risk would provide information that would be of very limited utility to investors because it relates to only a small fraction of our general fund interest rate risk and gives the risk inherent in these products disproportionate emphasis.

As noted in our letter dated October 11, 2012 we stated that we would enhance our disclosures regarding guaranteed minimum interest rates commencing with our annual MD&A for 2012 by including a description of the sensitivity measure for minimum interest rate guarantees as appropriate in the circumstances at the time.  A more refined description would be similar to the following (marked changes indicate revisions to the footnote to the table under the heading “Interest Rate and Spread Risk” on page 46 of our 2011 MD&A):

“Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities”(1),(2),(3)

As at December 31,	2011		2010
(C$ millions)	-100bp	+100bp	-100bp	+100bp
General fund products(4)	$ (500)	$ 350	$ (1,400)	$ 1,200
Variable annuity guarantees(5)	(500)	350	(400)	300
Total	$ (1,000)	$ 700	$ (1,800)	$ 1,500

(1)	See “Caution Related to Sensitivities” above.

(2)	The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(3)
Sensitivities are based on project asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)
Includes both guaranteed products and adjustable benefit  products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees.  For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be adjusted to the minimum.

(5)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

We believe these disclosures appropriately quantify our exposure to guaranteed minimum interest rates including expected impacts on future financial position, results of operations and cash flows from changes in interest rates, including amounts expected to be reinvested at lower rates.

If you require anything further in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

/s/ Lynda Sullivan
Lynda Sullivan, Executive Vice President & Controller

cc:           Stephen Roder, Senior Executive Vice President and Chief Financial Officer
Angela Shaffer, Vice President and Corporate Secretary